

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2013

<u>Via E-mail</u>
David H. Murdock
Chairman and Chief Executive Officer
Dole Food Company, Inc.
One Dole Drive
Westlake Village, CA 91362

    Re: **Dole Food Company, Inc.**
      Schedule 13E-3 filed by Dole Food Company, Inc., David H. Murdock, DFC
       Holdings, LLC, DFC Merger Corp., Castle & Cook Investments, Inc. and
       Castle & Cooke Holdings, Inc.
      Filed August 21, 2013
      File No. 005-33795

      Preliminary Proxy Statement on Schedule 14A
      Filed August 21, 2013
      File No. 001-04455

Dear Mr. Murdock:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments does not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Loan Lauren P. Nguyen

          Loan Lauren P. Nguyen
          Special Counsel

cc: <u>Via E-mail</u>
   Jonathan Layne
   Gibson, Dunn & Crutcher LLP